Biofrontera provides corporate update; conference call details for March 26, 2019

Leverkusen, Germany, March 25, 2019 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, announces a conference call to be held tomorrow to provide a detailed corporate update on its acquisition of Cutanea Life Sciences, Inc. (“Cutanea”). As announced earlier today, Biofrontera acquired 100% of the stock of Cutanea, a specialty pharmaceutical company focused on dermatology products from Maruho Co., Ltd. (“Maruho”). This transaction is expected to strengthen Biofrontera’s U.S. market presence and allow it to compete more effectively in the U.S. dermatology market by adding Cutanea’s products and expertise to its existing core business.

“This is a remarkable event and a bold step into the future for us,” says Hermann Lübbert, CEO of Biofrontera. “We are thrilled about combining Cutanea’s product portfolio and expertise with Biofrontera’s successful U.S. sales team. We believe that the transaction will complement and accelerate the growth of our business in the U.S. We recently announced the initiation of the next project stage in the branded generics development partnership with Maruho and our mutual plan to expand the label for Ameluz® to acne, which Maruho agreed to finance in connection with a license to sell Ameluz® in Asia and Oceania.”

These agreements demonstrate Maruho’s belief that Biofrontera is a partner with an outstanding track record in clinical development and drug approval and the development of a U.S. sales infrastructure.

“We have a longstanding, trusting relationship with Biofrontera in Europe, including as a significant shareholder,” comments Koichi Takagi, President and CEO of Maruho. “Biofrontera Inc. already has a successfully established U.S. salesforce, and we believe they will further increase their capabilities by incorporating Cutanea’s sales representatives and marketing expertise into their team and capitalizing on additional experience and know-how. We are confident that this expanded salesforce will continue and accelerate the momentum and sales growth of XepiTM and AKTIPAK®.”

Biofrontera AG

Hemmelrather Weg 201 | D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 | Telefax: +49 214 87632-90

info@biofrontera.com | www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) | Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Christoph Dünwald (CCO) | Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln | Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102

Transaction highlights:

●	Maruho will provide an amount of up to USD $7.3 million as start-up funding for the business activities of Cutanea as operated by Biofrontera (“Start-up Costs”).
●	Biofrontera acquires Cutanea for an initial purchase price of 1.00 US-Dollar. A purchase price equaling the Start-up Costs effectively paid shall be payable to Maruho by 2023. Thereafter, profits from the sale of Cutanea products will be equally shared between Maruho and Biofrontera until 2030.
●	Any rights in Cutanea’s existing research and development activities originated from Maruho will remain with Maruho. Any other rights in Cutanea’s other research and development activities will be transferred to Maruho during a transition time.
●	Maruho has further agreed to cover any ongoing expenses, which may be incurred in the first three months following the closing of the transaction. Maruho will furthermore indemnify Biofrontera and Cutanea from any liabilities relating to or arising from the period prior to the closing.
●	The addition of two FDA-approved products already launched on the U.S. market and the opportunity to integrate further expertise from Cutanea is expected to strengthen Biofrontera’s market position and serve as an additional platform for organic growth. The new products are complementary to Biofrontera’s core business and focused on the pursuit of similar customers within the dermatology space.
●	Biofrontera believes this acquisition represents a significant step towards becoming a broader specialty pharmaceutical company in dermatology in the U.S.

As already announced last week (see press release from March 19, 2019), Biofrontera also signed a contract with Maruho to commence the second phase of a joint drug development collaboration. Biofrontera will investigate preclinical aspects of the nanoemulsion formulation of one of the four active ingredients tested in the initial project phase.

In addition, Biofrontera and Maruho are in negotiations about a possible indication expansion of Ameluz® for acne. The parties are also discussing a license for Maruho to commercialize Ameluz® in Asia and Oceania. Maruho would initially assume all development costs for the acne indication expansion, part of which may be returned if license negotiations are not successful. Biofrontera would be responsible for carrying out the clinical studies required for approval in the U.S.

Maruho holds approximately 20% of the shares in Biofrontera.

Conference call details:

Conference calls for shareholders and interested investors will be held on Tuesday, March 26, 2019 at the following times:

In German, at 12:00 am CET (7:00 am ET)

Dial-in number Germany: +49 69 201744220

Conference code: 24761264#

In English, at 2:00 pm CET (9:00 am ET)

Dial-in number USA: +1 8774230830

Dial-in number UK: +44 2030092470

Conference code: 10779355#

Please dial in 5 minutes ahead of time to ensure a timely start of the conference call.

-End-

For enquiries, please contact: Biofrontera AG Thomas Schaffer, Chief Financial Officer	+49 (0) 214 87 63 2 0 ir@biofrontera.com

IR UK: Seton Services Toni Vallen	+44 (0) 207 224 8468

IR and PR US: The Ruth Group IR: Tram Bui PR: Kirsten Thomas	+1 646-536-7035 +1 508-280-6592

Forward Looking Statements

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering. These statements include, but are not limited to, statements relating to our expectation that the acquisition of Cutanea will strengthen our U.S. market presence and allow us to compete more effectively in the U.S. dermatology market, our belief that the transaction will complement and accelerate the growth of our business in the U.S., expectations relating to future increases in our sales capabilities, our expectation that integrating expertise from Cutanea may strengthen our market position and serve as an additional platform for organic growth, and our belief that the acquisition represents a significant step toward becoming a broader specialty pharmaceutical company in dermatology in the U.S. Such forward-looking statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include our ability to successfully integrate Cutanea’s operations and employees with Biofrontera’s existing business; the ability to realize anticipated growth and synergies; and Cutanea’s performance and maintenance of important business relationships, as well as other factors that are set forth in our Annual Report on Form 20-F filed with the SEC, including in the section “Risk Factors”, and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statements.

About Biofrontera:

Biofrontera AG is an international biopharmaceutical company specializing in the development and commercialization of a platform of pharmaceutical products for the treatment of dermatological conditions and diseases caused primarily by exposure to sunlight that results in sun damage to the skin. Biofrontera’s approved products focus on the treatment in the U.S. and Europe of actinic keratoses, which are skin lesions that can sometimes lead to skin cancer, as well as the treatment of certain forms of basal cell carcinoma in the European Union. American Depositary Shares representing Biofrontera’s ordinary shares are listed on the NASDAQ Capital Market under the symbol “BFRA”, and Biofrontera’s ordinary shares are listed in the Frankfurt Stock Exchange (B8F, ISIN: DE0006046113). Information is also available at www.biofrontera.com